"Free Translation into English of Quarterly Information (ITR)
                        Originally Issued in Portuguese"


                      TELE NORTE CELULAR PARTICIPACOES S.A.


                                 March 31, 2003

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY





01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                 02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------
4 - NIRE
53.300.005.761
-----------------------------------------------------------------------------------------------------------------

01.02 - HEADQUARTERS

-----------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                                       2 - ZONE OR DISTRICT
SCN QD. 03, BI A Sobreloja                                        Asa Norte
-----------------------------------------------------------------------------------------------------------------
3 - ZIP CODE          4 - CITY                                                                   5 - DISTRICT
70713-000             Brasilia                                                                   DF
-----------------------------------------------------------------------------------------------------------------
6 - AREA CODE         7 - PHONE NUMBER           8 - PHONE NUMBER        9 - PHONE NUMBER          10-TELEX
061                   429-5600                   -                       -                         -
-----------------------------------------------------------------------------------------------------------------
11 - AREA CODE        12 - FAX NUMBER            13 - FAX NUMBER         14 - FAX NUMBER
061                   429-5626                   -                       -
-----------------------------------------------------------------------------------------------------------------
15 - EMAIL

-----------------------------------------------------------------------------------------------------------------

01.03 - DIRECTOR OF INVESTOR RELATIONS (Company's mailing address)

------------------------------------------------------------------------------------------------------------------
1 - NAME
JOAO COX NETO
------------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                                        3 - ZONE OR DISTRICT
SCN Quadra 03, BI A Sobreloja                                      Asa Norte
------------------------------------------------------------------ -----------------------------------------------
4 - ZIP CODE          5 - CITY                                                                   6 - DISTRICT
70713-000             Brasilia                                                                   DF
-----------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - PHONE NUMBER         9 - PHONE NUMBER          10 - PHONE NUMBER       11 - TELEX
061                     429-5600                 -                         -                       -
-----------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX NUMBER          14 - FAX NUMBER           15 - FAX NUMBER
061                     429-5626                 -                         -
-----------------------------------------------------------------------------------------------------------------
16 - E-MAIL
jcox@telepart.com.br
------------------------------------------------------------------------------------------------------------------

01.04 - REFERENCE / AUDITOR

------------------------------------------------------------------------------------------------------------------
  CURRENT FINANCIAL YEAR                 CURRENT QUARTER                           PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------
1 - START       2 - END      3 - NUMBER     4 - START    5 - END      6 - NUMBER     7 - START     8 - END
------------------------------------------------------------------------------------------------------------------
  01/01/2003    12/31/2003         1        01/01/2003   03/31/2003         3         10/01/2002   12/31/2002
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                         10 - CVM
ERNST & YOUNG AUDITORES INDEPENDENTES S/C                                           00471-5
------------------------------------------------------------------------------------------------------------
11 - PARTNER                                                                        12 - CPF
Joao Ricardo Pereira da Costa                                                       722.071.677-04
------------------------------------------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY





01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                 02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL STOCK

-----------------------------------------------------------------------------------------------------------------
     Number of Shares            1 - CURRENT QUARTER           2 - PRIOR QUARTER          3 - SAME QUARTER
      (In Thousands)                   03/31/2003                   12/31/2002                 PRIOR YEAR
                                                                                               12/31/2002
-----------------------------------------------------------------------------------------------------------------
Share Capital
-----------------------------------------------------------------------------------------------------------------
       1 - Common                        124,623,842                 124,623,842               124,623,842
-----------------------------------------------------------------------------------------------------------------
       2 - Preferred                     210,460,313                 210,460,313               210,460,313
-----------------------------------------------------------------------------------------------------------------
       3 - Total                         335,084,155                 335,084,155               335,084,155
-----------------------------------------------------------------------------------------------------------------
Treasury Shares
-----------------------------------------------------------------------------------------------------------------
       1 - Common                                  0                           0                         0
-----------------------------------------------------------------------------------------------------------------
       2 - Preferred                               0                           0                         0
-----------------------------------------------------------------------------------------------------------------
       3 - Total                                   0                           0                         0
-----------------------------------------------------------------------------------------------------------------

01.06 - COMPANY PROFILE

--------------------------------------------------------------------------------
1 - COMPANY TYPE
Commercial Industrial and Other
--------------------------------------------------------------------------------
2 - STATUS
Operational
--------------------------------------------------------------------------------
3 - NATURE OF CONTROL
Brazilian Holding
--------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunications
--------------------------------------------------------------------------------
5 - PRINCIPAL ACTIVITY
Cellular Telecommunication Services
--------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Total
--------------------------------------------------------------------------------
7 - AUDITOR OPINION
Unqualified
--------------------------------------------------------------------------------

01.07 - ENTITIES NOT INCLUDED IN THE CONSOLIDATED INTERIM FINANCIAL INFORMATION

-----------------------------------------------------------------------------------------------------------------
1 - Item              2 - CNPJ                                    3 - COMPANY NAME
-----------------------------------------------------------------------------------------------------------------
N/A                   N/A                                         N/A
-----------------------------------------------------------------------------------------------------------------

01.08 - DIVIDENDS DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

-----------------------------------------------------------------------------------------------------------------
1 - Item         2 - Event     3 - Approval    4 - Dividend    5 - Payment Date     6 - Class    7 - Amount
-----------------------------------------------------------------------------------------------------------------
N/A              N/A           N/A             N/A             N/A                  N/A          N/A
-----------------------------------------------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY




01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                                                                  3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                             02.558.154/0001-29
---------------------------------------------------------------------------------------------------------------------------

01.09 - CAPITAL STOCK CHANGES IN THE CURRENT FINANCIAL YEAR

-----------------------------------------------------------------------------------------------------------------------------------
1 - Item   2 - Date of change   3 - Share Capital         4 - Change          5 - Source of      6 - Number     7 - Stock Price at
                                     (In R$ 1,000)         (In R$ 1,000)      Change             of Shares      Issuance
-----------------------------------------------------------------------------------------------------------------------------------
01         03/19/2003                           84,850                 777    Capital Reserve                0         0.0000000000
-----------------------------------------------------------------------------------------------------------------------------------

01.10 - DIRECTOR OF INVESTOR RELATIONS

-----------------------------------------------------------------------------------------------------------------------------------
1 - DATE                2 - SIGNATURE

-----------------------------------------------------------------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY




01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                                                      3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                 02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

                                                                            March 31,            December 31,
                                                                              2003                   2002
                                                                       -------------------    ------------------
ASSETS

Current Assets:
     Cash and Cash Equivalents                                                       5,048                 3,716
     Deferred Income Tax and Social Contribution                                     5,030                 5,030
     Recoverable Taxes                                                               1,713                 1,606
     Other current assets                                                              466                   346
                                                                       -------------------    ------------------
                                                                                    12,257                10,698
                                                                       -------------------    ------------------

Long-Term Assets:
     Deferred Income Tax and Social Contribution                                    43,747                44,074
     Related Parties Transactions                                                    4,530                   421
                                                                       -------------------    ------------------
                                                                                    48,277                44,495
                                                                       -------------------    -------------------

Permanent assets:
     Investments in Subsidiary                                                     174,723               173,481
     Property and Equipment                                                            486                   504
                                                                       -------------------    ------------------
                                                                                   175,209               173,985
                                                                       -------------------    ------------------



                                                                       -------------------    ------------------
Total Assets                                                                       235,743               229,178
                                                                       ===================    ==================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY





01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                                                      3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                 02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands of reais)

                                                                           March 31,             December 31,
                                                                              2003                   2002
                                                                      --------------------    ------------------
Current Liabilities:
  Current portion of long term debt                                                     88                    74
  Trade creditors                                                                      146                   303
  Taxes and Contributions                                                                5                     3
  Dividends                                                                            938                   944
  Accrued Liabilities                                                                  689                     -
  Other Liabilities                                                                    644                     -
                                                                      --------------------    ------------------
                                                                                     2,510                 1,324
                                                                      --------------------    ------------------

Non Current Liabilities:
  Related Parties Transactions                                                       3,465                     -
  Long term debt                                                                       229                   259
                                                                      --------------------    ------------------
                                                                                     3,694                   259
                                                                      --------------------    ------------------

Shareholders' Equity
  Share Capital                                                                     84,851                84,074
  Capital Reserves                                                                  49,540                50,317
  Income Reserves                                                                   44,513                44,513
     Legal                                                                           7,311                 7,311
     Realizable Profit Reserve                                                      29,634                29,634
     Special for Payment of Dividends                                                7,568                 7,568
  Retained Earnings                                                                 50,635                48,691
                                                                      --------------------    ------------------
Total Shareholders' Equity                                                         229,539               227,595
                                                                      --------------------    ------------------



                                                                      --------------------    ------------------
Total Liabilities and Shareholders' Equity                                         235,743               229,178
                                                                      ====================    ==================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY




01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------
1 -CVM          2 - COMPANY NAME                                                                   3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                              02.558.154/0001-29
------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENTS OF INCOME (In thousands of Reais)


                                                                  01/01/03 to    01/01/03 to     01/01/02 to    01/01/02 to
                                                                    03/31/03       03/31/03       03/31/02        03/31/02
                                                                  -------------- -------------- --------------- --------------


Operating Revenue (Expenses)
   General and administrative expenses                                    (535)          (535)         (1,859)        (1,859)
   Financial income                                                        334            334             258            258
   Financial expenses                                                      (13)           (13)            (32)           (32)
   Other operating revenue                                                   -              -              18             18
   Equity pick-up adjustment                                             1,242          1,242          (1,871)        (1,871)
Total Operating Revenue (Expenses)                                       1,028          1,028          (3,486)        (3,486)
Operating Income                                                         1,028          1,028          (3,486)        (3,486)
Income before income tax and social contribution                         1,028          1,028          (3,486)        (3,486)
Deferred Income Taxes                                                      906            906           1,346          1,346
Net Income                                                               1,934          1,934          (2,140)        (2,140)

Number of Shares outstanding                                       335,084,155    335,084,155     335,084,155    335,084,155
Income per share                                                       0.00001        0.00001
Loss per Share                                                                                       (0.00001)      (0.00001)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




1.   Operating Context

     Tele Norte Celular Participacoes S.A. is a public company. It is the holding of Amazonia Celular S.A. (formerly Amazonia Celular S.A. - Maranhao)

     The services offered and the rates charged by the subsidiary are regulated by "Agencia Nacional de Telecomunicacoes" (ANATEL), regulatory agency for the Brazilian telecommunications' industry, according to the General Law of Telecommunications and its respective rules and regulations.

     In continuation to the process initiated in May 2000 with the incorporation by Amazonia Celular S.A. - Maranhao of the totality of the shares issued by Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima, the Shareholders' Meeting held on December 31, 2002 approved the upstream merger by Amazonia Celular S.A. - Maranhao of its wholly owned subsidiaries.

     On March 31, 2003, the Company's subsidiary holds five concessions for the rendering of services of cellular telecommunication, and the necessary or useful activities to the execution of such services, in conformity with the concessions, authorizations and permissions granted, in the states of Amapa, Amazonas, Maranhao, Para and Roraima (previously the concessions for the states of Amapa, Amazonas, Para and Roraima were held and operated by its wholly owned subsidiaries, Amazonia Celular S.A. - Amapa, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Para and Amazonia Celular S.A. - Roraima, respectively). The concessions will expire during 2009, and may be renewed for a further term of 15 years.

2.   Summary of Significant Accounting Policies

     a) Presentation of the interim financial information and consolidation criteria

          The interim financial information (holding Company and consolidated) have been prepared in accordance with accounting principles generally accepted in Brazil, standards and procedures determined by the Brazilian Securities and Exchange Commission ("CVM") and rules and regulations applicable to the concessionaires of telecommunication services, following the significant accounting principles described below.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




2.   Summary of Significant Accounting Policies -- Continued

     a) Presentation of the interim financial information and consolidation criteria -- Continued

          The consolidated interim financial information includes the accounts of the holding, Tele Norte Celular Participacoes S.A. and its direct subsidiary, Amazonia Celular S.A. The consolidation process of the balance sheet and the income statement correspond to the sum of all the assets, liabilities, expenses and revenues of the companies included in the consolidation, according to the nature of each balance, complemented by the elimination (i) of the interest, retained earnings and shareholders' capital maintained among the companies;
          (ii) of the current account balances and all the outstanding asset and liability accounts that were maintained among the companies and (iii) minority interest.

          Certain balances of the balance sheets and of the statements of operations have been reclassified in order to allow comparability.

     b)   Cash equivalents

          Cash equivalents are considered to be highly liquid temporary cash investments with maturity of three months or less. The investments are accounted for at cost, increased by the earnings obtained until the balance sheet date.

     c)   Allowance for doubtful accounts

          Management, based upon the most recent experience, evaluates the delinquency ratios on a timely basis with the objective of recording an allowance for trade accounts receivable, which recoverability is considered improbable.

     d)   Inventories

          Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the operation are classified as property and equipment, and goods intended for maintenance or sale are classified as current assets.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




2.   Summary of Significant Accounting Policies -- Continued

     e)   Investment

          The investment in subsidiary is recorded using the equity method, based upon the subsidiary's operations and is eliminated in the consolidation process.

     f)   Property and equipment

          Property and equipment are stated at the cost of acquisition and/or construction less accumulated depreciation. Depreciation is provided using the straight-line method based upon the estimated useful lives of the underlying assets. The annual depreciation rates are as follows:

          Network equipment                                      12.5%
          Power equipment                                          20%
          Software                                                 20%
          Buildings                                           5 to 10%
          Other assets (when applicable)                     10 to 20%

          The interest and financial charges relating to the financing obtained for constructions in progress of the subsidiary are capitalized until the installation is placed into service. Maintenance and repairs are capitalized, when they represent improvement (increase of the useful lives or installed capacity).

          The recoverable value for the subsidiary's capital assets is periodically evaluated to determine whether the recoverable value is less then the related net book value. When that occurs, the subsidiary reduces its net book value to the recoverable value.

     g)   Foreign currency transactions

          Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are readjusted monthly to the exchange rate at the month end. Exchange differences are recognized in the statement of operations when incurred.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




2.   Summary of Significant Accounting Policies -- Continued

     h)   Income and social contribution taxes

          The income tax is computed based on pretax income adjusted for the exclusions and additions as determined by the Brazilian tax legislation, particularly with respect to the equity pick-up adjustment (holding Company), the allowance for doubtful accounts, and the provision for contingencies. The social contribution was computed at official rates on the pretax income before income tax. Deferred income tax and social contribution is recorded, based on official rates, on the expected realization value of the tax benefit generated by the premium acquired from the Controlling company, tax loss carry forwards, negative basis of social contribution and for timing differences which deductibility or taxation will occur in the future.

     i)   Provision for contingencies

          The provision for contingencies is recorded in order to cover eventual losses, based upon the legal counsels' opinions.

     j)   Revenue Recognition

          Revenues for services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, charges for maintenance and other customer services. All services are billed monthly. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided.

     k)   Pension plan

          Amazonia Celular S.A. participates in pension plans that provide to its employees, pension and other post-retirement benefits. The actuarial obligations have been calculated with the adoption of the projected unitary credit method, according to Deliberation CVM 371/2000.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




2.   Summary of Significant Accounting Policies -- Continued

     l)   Employee Bonus

          The Company records for Bonus for its employees based upon the achievement of goals established for the year, subject to approval by the shareholders' meeting.

3.   Related Parties Transactions

          The Company carries out transactions with some of its controlling shareholders and other related parties related to the rendering of certain services. Transactions with related parties are carried out on an arm's-length basis.

     a)   Roaming Agreements

          The Company's subsidiary is a member of a national roaming committee of cellular operators that includes subsidiary of the affiliate Telemig Celular Participacoes S.A. (Telemig Celular S.A.). The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulations, the subsidiary and other above mentioned companies facilitate roaming to their respective subscribers.

     b)   Related Parties

                                                        Holding Company              Consolidated
                                                   ---------------------------  --------------------------
                                                     03/31/03       12/31/02      03/31/03      12/31/02
                                                   ------------   ------------  ------------  ------------
          Assets:
             Amazonia Celular S.A.                        4,530            421             -             -

          Liabilities:
             Telemig Celular S.A.                         3,465              -        10,169         4,244

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




3.   Related Parties Transactions -- Continued

     b)   Related Parties -- Continued

          On March 19, 2003, Tele Norte Celular Participacoes S.A., its subsidiary (Amazonia Celular S.A.) and related parties linked to its holding Company - Telpart Participacoes S.A. (Telemig Celular Participacoes S.A. and Telemig Celular S.A.) signed new agreements for sharing human resources and administrative activities. The agreements were approved by Shareholders' Meeting of the Companies held at March 19, 2003.

          The assets and liabilities are exclusively related to the agreements for sharing human resources and administrative activities, mentioned above.

     c)   Latinvest Asset Management

          At March 31, 2003, the Company has cash equivalents of R$5,043 (Holding Company) and R$35,808 (Consolidated) in quotas of a financial investment fund managed by Banco Itau S.A. At the same date, 4% (Holding Company and Consolidated) of the portfolio of this fund was composed by quotas of FIF Red II, a fund managed by Latinvest Asset Management do Brasil Ltda., who manages third parties' investment funds, which in turn invest in the Company's stocks. The Latinvest Red II fund earned gross interest of 6.29% for the three months ended March 31, 2003 and the management fees are equivalent to the average fees paid by the Company.

4.   Accounts Receivable, Net

                                                                                           Consolidated
                                                                                    -----------------------------
                                                                                      03/31/03       12/31/02
                                                                                    -------------- --------------

    Telecommunication services                                                            81,918         79,308
    Sales of handsets and accessories                                                     11,285         17,300
                                                                                    -------------- --------------
                                                                                          93,203         96,608
    Allowance for doubtful accounts                                                      (31,586)       (30,888)
                                                                                    -------------- --------------
                                                                                          61,617         65,720
                                                                                    ============== ==============

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




5.   Investment in Subsidiary

     a) The details of the participation in subsidiary can be summarized as follows:

                                                                             Amazonia Celular S.A.
                                                                       ----------------------------------
                                                                           03/31/03          12/31/02
                                                                       ----------------   ---------------
          Share capital                                                         251,759           251,759
          Shareholders' equity                                                  233,088           231,431
          Net income for the period                                               1,657           (30,194)
          % of ownership                                                          74.96             74.96
          % of voting shares                                                      89.78             89.78
          Number of shares held (in thousands):
              Preferred                                                       5,935,415         5,935,415
              Common                                                          5,098,287         5,098,287
          Equity pick-up adjustment:
            From the subsidiary's net income                                      1,242           (22,425)
            From effects of changes in subsidiary's shareholders' equity
            not affecting consolidated net income                                     -              (104)
                                                                       ----------------   ---------------
                                                                                  1,242           (22,529)
                                                                       ================   ===============

    b)    Change in the balance of investments:

                                                                           03/31/03          12/31/02
                                                                       ----------------   ---------------
          Balance at the beginning of quarter                                   173,481           196,010
          Equity pick up adjustment                                               1,242           (22,529)
                                                                       ----------------   ---------------
          Balance at the end of quarter                                         174,723           173,481
                                                                       ================   ===============

    c)    Other Information:

          The holding Company's independent auditors audited the financial statements of the subsidiary.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




6.   Debt

                                                                                        Holding Company
                                                                              -------------------------------------
                                                                                   03/31/03           12/31/02
                                                                              ------------------  ---------------
     ABN AMRO - The outstanding balance includes foreign exchange adjustments and bears interest of 0.4% per year above Libor. The installments are due
     on a semi annual basis, with the final installment due in March 2003.                   -            6,860

     Export and Development Canada - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 5.75% per year above
     Libor. The installments are due on a semi annual basis, with the final
     installment due in December 2004.                                                  41,914           44,166

     Santander / BBA - Lastro de importacao - The outstanding balance includes foreign exchange adjustments and bears interest of 4.15% per year above
     Libor. The interest is due on a semi annual basis, with the final
     installment due in September 2003.                                                 70,414           74,197

     Overseas Private Investment Corporation - OPIC - The outstanding balance includes foreign exchange adjustments and bears interest of 3.925% per year above Libor. The installments are due on a semi annual basis,
     beginning April 2002 with the final installment in                                125,741          132,499
     October 2005.

     BNDES - The outstanding balance is adjusted by the long-term interest
     rate (TJLP) increased by 3.8% per year.  The installments are due monthly          86,326           93,096
     up to December 2005.

     BNDES - The outstanding balance is adjusted by the BNDES currency basket,
     increased by 3.8% per year. The installments are due monthly up to January         57,576           65,536
     2006.

     Other                                                                                 633              667
                                                                              ----------------    -------------
                                                                                       382,604          417,021
     Less: short term portion                                                         (185,172)        (199,741)
                                                                              ----------------    -------------
     Long-term portion                                                                 197,432          217,280
                                                                              ================    =============

    Some of the financing contracts obtained by the subsidiary have covenants related to the destination of funds as specified in the contracts, based principally on balance sheet related ratios. If an event of default occurs, the long term financing obtained with the above mentioned institutions may have their due dates anticipated. On March 31, 2003, one of the ratios stated in the EDC contract had not been met. Management is taking the necessary steps to solve the matter and is confident on a satisfying outcome.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




6.   Debt -- Continued

     The contract with the EDC and with the Citibank N.A./OPIC are guaranteed by the Company. The contract with BNDES is secured by entailment of receivables at the amount of 1.5 times the highest monthly installment

7.   Provision for Contingencies

                                                                                        Consolidated
                                                                             -----------------------------------
                                                                                 03/31/03           12/31/02
                                                                             ------------------  ---------------
     Tax contingencies                                                                   79,657           62,157
     Civil claims                                                                         1,733            1,442
     Labor claims                                                                           821              789
     Escrow deposits                                                                    (73,318)         (52,288)
                                                                             ------------------  ---------------
                                                                                          8,893           12,100
                                                                             ==================  ===============

     a)   Telesystem International Wireless

          On March 26, 2003, Highlake International Business Company Ltd. ("Highlake"), which is indirectly controlled by Opportunity Fund and CVC/Opportunity Equity Partners L.P. acquired TPSA do Brasil's (former TIW - Telesystem International Wireless) total share ownership in Telpart Participacoes S.A. With the acquisition, all injunctions and legal proceedings involving TPSA and Opportunity have been settled, benefiting all companies direct and indirectly controlled by Telpart, which had its disputes with TPSA settled, including the dispute involving the reimbursement of expenses allegedly incurred by TIW and on the Company's behalf. The dispute was settled with an agreement between TPSA, the Company and its subsidiary, in the amount of R$10,988.

     b)   Tax contingencies

          Refers mainly to ICMS over monthly fees, activation fees and rentals. Management, supported by its legal advisors, understands that only telecommunications services should be subject to ICMS, a state value-added tax, and therefore, that the application of ICMS on monthly fees, activation fees and rentals is unlawful, as these do not constitute telecommunications services.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




7.   Provision for Contingencies -- Continued

     b)   Tax contingencies -- Continued

          In December 1998, the subsidiary obtained a preliminary court ruling and stopped remitting the ICMS on fees, beginning to record a provision and to make escrow deposits of the amounts involved.

     c)   Civil claims

          Civil claims mainly correspond to lawsuits proposed by its clients. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from court rulings.

     d)   Labor claims

          The Company is subject to some labor claims proposed by its former employees. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from court rulings.

8.   Shareholders' Equity

     a)   Subscribed and paid-in capital

          Subscribed and paid in capital in the amount of R$84,851 is comprised of 335,084,155 thousand shares being 124,623,842 thousand common shares and 210,460,313 thousand preferred shares without par value. The authorized capital is 700,000,000 thousand shares. The amount of shares is pending ratification of Shareholders' meeting.

          On December 19, 2002, based on article 17 of Law n(0) 6,404/76 and alterations introduced by Law n(0) 10,303/01, the Extraordinary Shareholder's Meeting approved changes in the dividend policy for the preferred shares of the Company, ensuring priority in the case of capital refund, without premium, and in the payment of minimum dividends, non cumulative, according to the following criteria, alternatively, considering the higher resulting amount:

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




8.   Shareholders' Equity -- Continued

     a)   Subscribed and paid-in capital -- Continued

          I - 6% a year over the amount resulting from the division of paid-in capital by the total shares; or

          II - right to participate in the minimum mandatory dividends, according to the following:

          a) priority in receiving minimum non-cumulative dividends corresponding to 3% of the participation of the shares in total shareholders' equity; and

          b) right to participate in income distribution, in the same condition as the common shares, after such shares have safeguarded dividends equal to the minimum stated in item a.

9.   Financial Instruments

     a)   General aspects

          The company and its subsidiary participate in transactions involving financial instruments in order to reduce the exposure to risks of interests and foreign currencies. The administration of these risks is carried out by means of the pre-determination of strategies and determination of exposure limits.

     b)   Market value of financial instruments

          The market value of the financial assets and liabilities were determined based on available market information and appropriate valuation methodology. The use of different market assumptions and/or estimation methodologies could cause a different effect in the market-estimated values. Except when indicated below, the book value of the financial instruments referring to other assets and liabilities is approximately equivalent to its market value.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




9.   Financial Instruments -- Continued

     b)   Market value of financial instruments -- Continued

          The balance of the financial instruments on March 31, 2003 is equivalent to their market value, because they are recorded at their realization value. The book value of the swap contracts (Note 9c) on March 31, 2003 is greater than its market value, due to the discount that would be recorded, if the contracts were liquidated before maturity. Nevertheless, the company has no intention of liquidating its operations before maturity.

          The book value of the loans and financing on March 31, 2003 is approximately equivalent to their market value.

     c)   Swap options

          The subsidiary has foreign currency swap option contracts in order to minimize eventual losses due to the devaluation of Brazilian Reais as compared to the US Dollar. At March 31, 2003, the nominal value of the swap contracts totaled R$179,648 (consolidated). The contracts are due from April 2003 to July 2006.

          The gains and losses incurred with such transactions occur from differences on the variation in contracted indexes over referred indexes and are recorded on the accrual basis as net financial income or expense. At March 31, 2003 the receivable value of swap contracts totalized R$50,467, with R$35,572 being presented in other non-current assets and the remaining balance in other current assets.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
05.01 - MANAGEMENT AND DISCUSSION ANALYSIS FOR THE QUARTER
----------------------------------------------------------------------------




Refer to the Management Discussion and Analysis on consolidated interim financial information.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY




01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                 02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET (In thousands of reais)

                                                                            March 31,            December 31,
                                                                              2003                   2002
                                                                       -------------------  ----------------------
ASSETS

Current Assets:
     Cash and Cash Equivalents                                                      44,235                  59,928
     Accounts Receivable, Net                                                       61,617                  65,720
     Inventories                                                                    12,138                  10,798
     Recoverable Taxes                                                               8,180                  16,071
     Deferred Income Tax and Social Contribution                                    22,830                  26,016
     Accounts Receivable from Hedge Operations                                      14,895                  21,484
     Prepaid amounts and other current assets                                       13,632                   2,887
                                                                       -------------------   ----------------------
                                                                                   177,527                 202,904
                                                                       -------------------   ----------------------

Long-Term Assets:
     Deferred Income Tax and Social Contribution                                    76,084                  74,317
     Recoverable Tax                                                                 4,180                   4,794
     Accounts Receivable from Hedge Operations                                      35,572                  39,082
     Other non-current assets                                                          967                   1,085
                                                                       -------------------   ----------------------
                                                                                   116,803                 119,278
                                                                       -------------------   ----------------------

Permanent assets:
     Investments                                                                        77                      77
     Property and Equipment                                                        452,866                 476,390
                                                                       -------------------   ----------------------
                                                                                   452,943                 476,467
                                                                       -------------------   ----------------------



                                                                       -------------------   ----------------------
Total Assets                                                                       747,273                 798,649
                                                                       ===================   ======================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY



01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                 02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                           March 31,              December 31,
                                                                              2003                    2002
                                                                      --------------------   ---------------------
Current Liabilities:
  Current portion of long term debt                                                185,172                 199,741
  Trade creditors                                                                   13,513                  47,890
  Taxes and contributions                                                            5,548                   8,986
  Dividends                                                                          3,045                   3,060
  Accrued liabilities                                                               18,463                   9,135
  Other current liabilities                                                         14,251                   7,785
                                                                      --------------------   ---------------------
                                                                                   239,992                 276,597
                                                                      --------------------   ---------------------

Non Current Liabilities:
  Long term debt                                                                   197,432                 217,280
  Provision for contingencies                                                        8,893                  12,100
  Related parties transactions                                                      10,169                   4,244
  Other non current liabilities                                                      2,883                   2,883
  Minority interest                                                                 58,365                  57,950
                                                                      --------------------   ---------------------
                                                                                   277,742                 294,457
                                                                      --------------------   ---------------------

Shareholders' Equity
  Share Capital                                                                     84,851                  84,074
  Capital Reserves                                                                  49,540                  50,317
  Income Reserves                                                                   44,513                  44,513
     Legal                                                                           7,311                   7,311
     Realizable Profit Reserve                                                      29,634                  29,634
     Special for Payment of Dividends                                                7,568                   7,568
   Retained Earnings                                                                50,635                  48,691
                                                                      --------------------   ---------------------
                                                                                   229,539                 227,595
                                                                      --------------------   ---------------------



                                                                      --------------------   ---------------------
Total Liabilities and Shareholders' Equity                                         747,273                 798,649
                                                                      ====================   =====================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY




01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                                 3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                            02.558.154/0001-29
-----------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENTS OF INCOME

                                                                01/01/03 to     01/01/03 to    01/01/02 to     01/01/02 to
                                                                 03/31/03         03/31/03       03/31/02        03/31/02
                                                              ---------------   ------------   ------------    ------------

   Gross Revenue                                                      149,280        149,280        146,476         146,476
   Deductions                                                         (33,093 )      (33,093 )      (35,218 )       (35,218 )
                                                              ---------------   ------------   ------------    ------------
Net Revenue                                                           116,187        116,187        111,258         111,258
   Cost of Services and Goods Sold                                    (65,190 )      (65,190 )      (61,641)        (61,641 )
                                                              ---------------   ------------   ------------    ------------

Gross Profit                                                           50,997         50,997         49,617          49,617
Operating Revenue (Expenses)
   Selling expenses                                                   (19,017 )      (19,017 )      (26,091 )       (26,091 )
   General and administrative expenses                                (31,105 )      (31,105 )      (16,782 )       (16,782 )
   Financial income                                                     5,663          3,052          5,435           5,435
   Financial expenses                                                  (2,611 )        5,663        (16,134 )       (16,134 )
                                                              ---------------   ------------   ------------    ------------
Total Operating Expenses                                              (47,070 )      (47,070)       (53,572 )       (53,572 )
                                                              ---------------   ------------   ------------    ------------
Operating Income (Loss)                                                 3,927          3,927         (3,955 )        (3,955 )
                                                              ---------------   ------------   ------------    ------------
Non-operating income
   Revenues                                                             2,324          2,324             30              30
   Expenses                                                            (2,245 )       (2,245 )            -               -
                                                              ---------------   ------------   ------------    ------------
Income before taxes and participation                                   4,006          4,006         (3,925 )        (3,925 )
Income Tax and Social Contribution                                       (468 )         (468 )       (1,342 )        (1,342 )
Deferred Income Taxes                                                    (187 )         (187 )        4,127           4,127
Profit Sharing                                                           (992 )         (992 )       (1,625 )        (1,625 )
Minority Interests                                                       (415 )         (415 )          625             625
                                                              ---------------   ------------   ------------    ------------
Net income (loss)                                                       1,944          1,944         (2,140 )        (2,140 )
                                                              ===============   ============   ============    ============

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY




01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                                  3 - CNPJ
01760 - 4       TELE NORTE CELULAR PARTICIPACOES S.A.                                             02.558.154/0001-29
-------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENTS OF INCOME

                                                                 01/01/03 to     01/01/03 to    01/01/02 to     01/01/02 to
                                                                  03/31/03         03/31/03       03/31/02        03/31/02
                                                               --------------- -------------- --------------  --------------

Number of Shares                                                   335,084,155    335,084,155    335,084,155     335,084,155
Income per Share                                                       0.00001        0.00001
Loss per Share                                                                                      (0.00001 )      (0.00001 )

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




1.   Coverage

     The analysis were based on consolidated figures of Tele Norte Celular Participacoes S.A. and subsidiary and comprise the period from 01/01/2003 to 03/31/2003 compared to the prior quarters and corresponding quarters of previous year.

2.   Operational Performance

     Customer base

     The Company's customer base reached 946,765 during the first quarter of 2003. Net additions amounted to 5,807 for the quarter, representing a slight increase of 0.6% in the client base quarter-over-quarter.

     For the first quarter of 2003, prepaid net additions were 6,437, bringing the total prepaid base to 692,492 clients or 73% of the total customer base. The postpaid base decreased by 630 customers, ending the quarter with 254,273 customers or 27% of the total base.

                               Client Base (Clients (000))

                        1Q02      2Q02      3Q02      4Q02      1Q03

Prepaid                 631       654       669       686       692
Postpaid                276       254       241       255       254
Total                   907       908       911       941       947

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




2.   Operational Performance -- Continued

     Churn

     For the first quarter of 2003, the blended annualized churn rate was 30% compared to the 28% reported in the previous quarter. The postpaid annualized churn rate decreased to 30% from 32% in the 4Q02. The prepaid annualized churn rate for the quarter was 30%, compared to the 26% registered in the previous quarter.

     Minutes of Usage (MOU) and Average Revenue Per User (ARPU)

     Postpaid MOU (minutes of use) for 1Q03 totaled 203, representing a 15% decrease when compared to the 238 registered in the previous quarter. This decrease is mainly associated with seasonality and to fewer business days during the quarter. The reduction in usage was partially offset by the increase in tariffs for outgoing and incoming calls during the quarter, with postpaid ARPU (average revenue per user) decreasing slightly to R$81 in the 1Q03 compared to the R$83 registered in the 4Q02.

     Prepaid MOU decreased as well to 53 from 61 due to the same reasons already mentioned above. The decrease in usage was offset by the increase in tariff for outgoing and incoming calls. As a result, prepaid ARPU remained stable at R$19 in the 1Q03.

     Blended ARPU has remained fairly stable at R$35 compared to the R$36 registered in the 4Q02.

                                          ARPU (R$)

                        1Q02      2Q02      3Q02      4Q02      1Q03

Prepaid                 16        16        18        19        19
Postpaid                76        80        87        83        81
Blended                 35        35        37        36        35

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

----------------------------------------------------------------------------
     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------

----------------------------------------------------------------------------
08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION
----------------------------------------------------------------------------




2.   Operational Performance -- Continued

     Market Share

     Market share was estimated at 52% compared to the 56% registered in the previous quarter. Gross sales share for 1Q03 was an estimated 31%.

3.   Income Statement

     The following comments are based on the income statement shown below:

                           INCOME STATEMENT (BR GAAP)


                                                                                                             (R$ 000)
      ---------------------------------------------------------------------------------------------------------------
                                                                2002                            2003        Var. %
                                        -----------------------------------------------------------------
                                         1st Quarter  2nd Ouarter  3rd Quarter  4th Quarter  1st Quarter (1Q03/4Q02)
      ---------------------------------------------------------------------------------------------------------------


      Service Revenues - GROSS               130,774      128,334      135,947      133,962      134,616        0.5%
      Equipment Revenues - GROSS              15,702       12,737       15,139       21,905       14,664      -33.1%
      ---------------------------------------------------------------------------------------------------------------
      Total Revenues - GROSS                 146,476      141,071      151,086      155,867      149,280       -4.2%
      Taxes                                  (35,218)     (34,263)     (35,204)     (35,673)     (33,093)      -7.2%

      Service Revenues - NET                  98,928       97,316      104,133      103,210      105,032        1.8%
      Equipment Revenues - NET                12,330        9,492       11,749       16,984       11,155      -34.3%
      ---------------------------------------------------------------------------------------------------------------
      Total Revenues - NET                   111,258      106,808      115,882      120,194      116,187       -3.3%

      Cost of Services                        29,806       28,740       30,536       31,026       32,343        4.2%
      Cost of Equipment                       13,391       12,462       14,536       22,814       14,110      -38.2%
      Selling & Marketing Expenses            19,952       18,777       22,100       23,973       18,444      -23.1%
      Bad Debt Expense                         5,804        3,260        2,143          439        2,562      483.6%
      General & Administrative Expenses       11,888       13,891       13,410          555       20,453     3585.2%
      ---------------------------------------------------------------------------------------------------------------

      EBITDA                                  30,417       29,678       33,157       41,387       28,275      -31.7%
        %                                      30.7%        30.5%        31.8%        40.1%        26.9%      -32.9%

      Depreciation & Amortization             23,673       24,628       27,060       26,775       27,400        2.3%
      Interest Expense(1)                     15,453        7,798       14,247       10,358       18,335        77.0%
      Interest Income                         (5,435)     (40,858)     (87,760)      28,548       (5,663)     -119.8%
      Foreign Exchange Loss                      681       58,974      108,783      (33,619)     (15,724)      -53.2%
      Others                                   1,595        2,300         (186)      (3,975)         913      -123.0%
      Income Taxes                            (2,785)      (8,129)     (12,131)      10,678          655       -93.9%
      Minority Interests                        (625)      (3,693)      (4,252)       1,009          415       -58.9%
      ---------------------------------------------------------------------------------------------------------------

      Net Income                              (2,140)     (11,342)     (12,604)       1,613        1,944        20.5%

      ---------------------------------------------------------------------------------------------------------------
      ---------------------------------------------------------------------------------------------------------------

      Number of shares (thousand)        335,084,155  335,084,155  335,084,155  335,084,155  335,084,155         0.0%
      Earnings per thousand shares (R$)       (0.006)      (0.034)      (0.038)       0.005        0.006        20.5%
      Earnings per ADS (R$)                   (0.319)      (1.692)      (1.881)       0.241        0.290        20.5%

      ---------------------------------------------------------------------------------------------------------------

      (1) Interest paid: 1Q02 - R$8,358 thousand; 2Q02 - R$9,694 thousand; 3Q02
      - R$7,917 thousand; 4Q02 - R$11,529 thousand; and 1Q03 - R$11,356 thousand.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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3.   Income Statement -- Continued

     Revenue

     Net service revenues totaled R$105.0 million for the quarter, an increase of 6% year-over-year, and 2% higher when compared to the previous quarter. Net equipment revenues totaled R$11.2 million, a reduction of 34% over the previous quarter. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter. As a result, total net revenues were R$116.2 million for the quarter, 3% lower when compared with the previous quarter.

     For the 1Q03, handset subsidies for client acquisition were R$3.0 million or R$38 per gross addition, slightly lower than the R$40 registered during 2002.

     Cost of services and goods sold and operating expenses

     Cost of services for the 1Q03 totaled R$32.3 million, 4% higher than the when compared with the previous quarter. This difference is attributed to the one-time reversal related to a discount earned in the negotiation of leased line contracts recorded in the last quarter of 2002. Excluding this non-recurring event, cost of services would have been in line with the previous quarter.

     Selling and marketing expenses for the quarter totaled R$18.4 million, down 23% quarter-over-quarter, as a result of lower gross additions in the quarter mainly due to seasonal factors.

     General and administrative expenses totaled R$20.5 million during the first quarter. Such expenses were impacted by a non-recurring event related to the Company's decision to enter into a mutual release agreement in order to eliminate all risks stemming from several pending disputes with Telesystem International Wireless (TIW). Disbursements incurred under this agreement impacted the Company's general and administrative expenses by R$11.0 million. The release includes settlement of disputes arising out of TIW's claim to collect amounts allegedly disbursed on behalf of the Company. Excluding this non-recurring payment, total general and administrative expenses would have been 9.0% of net service sales versus the 12.0% reported for the same period of the previous year.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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3.   Income Statement -- Continued

     Cost of services and goods sold and operating expenses -- Continued

     Customer acquisition cost for the first quarter of 2003 decreased to R$151 from the R$231 reported in the 4Q02. This can be primarily attributed to the lower sales efforts during the first quarter as a result of the seasonal factors mentioned above and the higher percentage of prepaid customers added during the same period. Retention costs for the 1Q03 represented 7.8% of net service revenues, slightly above the 6.8% registered during the previous quarter.

     Bad debt remained at low levels, representing 2.4% of net service revenues when compared to the 0.4% registered in the previous quarter but significantly lower than the 5.9% recorded in the same quarter in 2002. When calculated against total net revenues, bad debt reached 2.2% during 1Q03.

                                    Bad Debt

                                1Q02      2Q02      3Q02      4Q02      1Q03

    % of net service revenues   5.9%      3.3%      2.1%      0.4%      2.4%
    % of total net revenues     5.2%      3.1%      1.8%      0.4%      2.2%



     EBITDA

       EBITDA and EBITDA margin (excluding handsets) for the first quarter of 2003 reached R$28.3 million and 26.9%, respectively, compared to the R$41.4 million and 40.1% registered in the previous quarter. It should be noted that the previous quarter EBITDA was positively impacted by the reversal of a contingency related to VAT tax in the net amount of R$14 million and that the 1Q03 was negatively impacted by non-recurring general and administrative expenses in the amount of R$11.0 million. Excluding these aforementioned non-recurring events, EBITDA and EBITDA margin would have reached R$39.3 million and 37.4%, for the 1Q03 and R$27.4 million and 26.6%, for the 4Q02.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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3.   Income Statement - Continued

     EBITDA - Continued

                               R$ millions           4Q02             1Q03
                      EBITDA                            41.4             28.3
                      EBITDA Margin                    40.1%            26.9%
                      Non-recurring event              (14.0)           11.0
                      Adjusted EBITDA                   27.4            39.3
                      Adjusted EBITDA Margin           26.6%            37.4%

                              EBITDA (R$ millions)

                                 1Q02      2Q02      3Q02      4Q02      1Q03

     EBITDA                      30.4      29.7      33.2      41.4      28.3
     EBITDA Margin               30.7%     30.5%     31.8%     40.1%     26.9%



     Depreciation and amortization

     For the 1Q03, depreciation and amortization reached R$27.4 million, a slight increase of R$0.6 million when compared to the previous quarter. Depreciation has been higher since the third quarter of 2002 due to the acceleration of the depreciation rate of the billing system that is expected to be replaced by the 3Q03.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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3.   Income Statement -- Continued

     Financial expenses, net

                                                    R$ millions
                                                4Q02            1Q03
              Interest Expense (a)                   (10.4)          (18.3)
              Interest Income (b)                    (28.5)             5.7
              Foreign Exchange Gain (Loss) (c)         33.6            15.7
                                              ------------- ---------------
              Net Financial Income (Expense)          (5.3)             3.1

              Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, (c) Foreign exchange loss: almost exclusively reflects currency devaluation changes on debt principal and interest payable.

     Detailed financial income / expense (net of taxes *)

                                                                               R$ millions
                                                                             4Q02      1Q03
              Expense related to debt denominated in foreign currency        26.5       9.7
              Gain (loss) on hedge operations                               (32.4)     (7.4)
                                                                        ---------- ---------
                Sub-total                                                    (5.9)     (2.3)
              Expense related to debt denominated in Reais                   (3.2)     (3.1)
                                                                        ---------- ---------
              Financial expense (debt related)                               (9.2)     (0.8)
              Net financial expense (not related to debt)**                   0.4       0.8
                                                                        ---------- ---------
                Sub-total                                                    (8.7)     (0.0)
              Interest income - cash investing activities                     3.5       3.1
                                                                        ---------- ---------
              Net Financial Income (Expense)                                 (5.3)      3.1

              * Net of PIS/COFINS on interest income.
              ** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.


     Net income

     Net profit for the 1Q03 totaled R$1.9 million, or R$0.290 per ADS (R$0.006 per thousand shares).

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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4.   Capital Expenditures

     During the first quarter of 2003, Amazonia Celular's capital expenditures were R$4.9 million. It should be noted that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

       CAPEX (R$ millions)      1Q02      2Q02      3Q02       4Q02      1Q03

     Network                      3.6       5.5       5.9        6.8       0.5
     IS/IT                        0.3       5.0      10.0        3.9       4.0
     Others                       0.2       1.0       0.7        0.7       0.4
     TOTAL                        4.1      11.5      16.6       11.4       4.9

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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5.   Financial Information

     Free cash flow

     Free cash flow for the quarter was a negative R$6.7 million.

                              CASH FLOW (BR GAAP)


                                                                          R$ 000
        ------------------------------------------------------------------------
        Operating Activities                                          1Q03
        ------------------------------------------------------------------------
        Net income (loss)                                               1,944
        Adjustments to reconcile net income (loss) to net cash
        provided by operating cash activities
         Depreciation and amortization                                 27,400
         Monetary variation and foreign exchange loss (principal)     (14,443)
         Unrealized loss (income) on hedging operations                10,099
         Deferred income taxes and social charges                         187
         Minority interest                                                415
         Other                                                            (80)
        Changes in operating assets and liabilities                   (18,663)
                                                                     ---------
        Net cash provided by operating activies                         6,859
        ------------------------------------------------------------------------
        Investing Activities
         Proceeds from sale of property, plant, and equipment           2,324
         Capital expenditures                                          (4,887)
                                                                     ---------
        Net cash used in investing activities                          (2,563)
        ------------------------------------------------------------------------
        Financing Activities
         Amortization of loans                                        (19,974)
         Payment of dividends and interest on capital                     (15)
                                                                     ---------
        Net cash provided by financing activities                     (19,989)
        ------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents          (15,693)
        ------------------------------------------------------------------------
        Cash and cash equivalents, beginning of the period             59,928
        ------------------------------------------------------------------------
        Cash and cash enuivalents, end of the period                   44,235
        ------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL
INFORMATION
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5.   Financial Information -- Continuacao

     Debt

     As of March 31, 2003, the Company's indebtedness was partially offset by cash and cash equivalents (R$44.2 million) and accounts receivable from hedging operations (R$36.9 million), resulting in net debt of R$301.4 million. Total debt was R$382.6 million, with 77% denominated in foreign currencies (62% denominated in US Dollars and 15% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 94% was hedged.

     Financial ratios

            Ratios                  1Q02    2Q02    3Q02    4Q02    1Q03

     Net Debt/EBITDA (1) =            2.11    2.25    2.29    2.20    2.28
     Net Debt/Total Assets =           35%     37%     36%     37%     40%
     Interest Coverage Ratio (1) =     3.3     3.4     3.7     3.6     3.3
     Current Liquidity Ratio =         1.4     1.3     0.9     0.7     0.7
     (1) Last twelve months


     Debt payment schedule

     The debt is distributed as detailed below:

                Year            R$ millions             % denominated in
                                                        foreign currency
           2003                             172.2                     86%
           2004                             114.7                     73%
           2005                              93.8                     67%
           2006 and beyond                    1.9                    100%

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL
INFORMATION
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6.   Launch of New Plan -- Continued

     In the beginning of the 2Q03, Amazonia Celular introduced a new relationship program to replace its loyalty program. The new program focuses on enhancing client relationships, by rewarding high-usage clients or those who have been with the Company for long time, through several means such as free minutes, accessories or discounts on handsets, among others. Under the brand of "Voce" ("You"), the program is available to the entire customer base and incorporates all the benefits of the previous loyalty program. With the implementation of this program, the Company expects to reduce churn rates by year-end.

            Old Loyalty Program                      New Relationship Program
       Focus on retention                    ->   Focus on relationship
       Available to part of the client base  ->   Available to all clients
       Non-integrated actions                ->   Integrated actions
       Low visibility                        ->   High visibility

7.   Brasil Celular Consortium

     The analysis of establishing technical, operational and commercial cooperation between the companies involved in the Brasil Celular Consortium is currently being evaluated and progress is being made about the benefits of forming this Consortium.

8.   Changes in the Shareholder Structures of the Controlling Shareholder

     As of March 26, 2003, the shareholder structure of the controlling shareholder of the company, Telpart Participacoes S.A. ("Telpart") changed. Highlake International Business Company Ltd., which is indirectly controlled by investment and mutual funds managed by Opportunity, acquired TPSA do Brasil's (previously named TIW do Brasil Ltda.) total share ownership in Telpart.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL
INFORMATION
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9.   Outlook

     For the second quarter of 2003, Amazonia Celular expects to maintain gross sales share at approximately 30-35%. The Company expects higher growth in the client base due to Mothers' Day and Valentine's day sales campaigns. Net additions are expected to come primarily from prepaid customers. ARPUs should increase slightly for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.0% to 3.0% for the second quarter of the year.

     Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 13% by year-end from the current level of 11%.

     Excluding an eventual technological transition, total capital expenditures for the year are expected to reach R$50 million.

                                 ***************

     This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "antici pates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2002                       STATUTORY

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     01760-4 TELE NORTE CELULAR PARTICIPACOES S.A.
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17.01 - INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT - UNQUALIFIED


The Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.
Brasilia - DF


We have carried out a special review of the accompanying quarterly information
(ITR) of Tele Norte Celular Participacoes S.A. as of and for the three months ended March 31, 2003, which comprises the balance sheet, the statement of income, management's discussion and analysis and relevant information prepared in accordance with accounting principles established by the Brazilian Corporate Law.

We conducted our review in accordance with specific standards established by the Brazilian Auditors' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information

                            Brasilia, April 22, 2003

                              [LOGO] ERNST & YOUNG
                           Auditores Independentes S/C
                              CRCSP015.199/0-6-S-DF


                          Joao Ricardo Pereira da Costa
                        Accountant CRC1RJ066.748/O-3-S-DF

FAVOR NAO DESTACAR ESTA PAGINA DO TRABALHO ANTES DE SUA EMISSAO FINAL.

TIPO DO TRABALHO               :  TELE NORTE CELULAR PARTICIPACOES S.A.

N(0) DE PAGINAS                :  36

NOME DO TRABALHO               :  RGI0005-03BH

DISKETE                        :  REDE

FEITO POR                      :  JRC

SOLICITADO POR                 :  JRC

FORMATADO POR                  :  Bruno em 15/05/03